U. S. SECURITIES AND EXCHANGE COMMISSION
                 Washington D. C.  20549

                       FORM 12B-25
               NOTIFICATION OF LATE FILING
                       (Check One):

     [ ]  Form 10-K and Form 10-KSB     [ ]  Form 11-K
     [ ]  Form 10-Q and Form 10-QSB     [ ]  Form N-SAR
     [ ]  Form 20-F

     For Period Ended:
                          -------------------
     [X]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:  December 31, 1996
                                      --------------------

Nothing in this Form shall be construed to imply that
the Commission has verified any information contained
herein.
     ---------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

---------------------------------------------------------------

---------------------------------------------------------------

---------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
---------------------------------------------------------------

Full Name of Registrant:    Cadiz Land Company, Inc.
                            -----------------------------------

Former Name if Applicable:
                            -----------------------------------

Address of Principal Executive Office (Street and Number):

10535 Foothill Blvd., Suite 150, Rancho Cucamonga, CA 91730
---------------------------------------------------------------


PART II -- RULES 12b-25 (b) AND (c)
----------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]  (a)  The reasons described in reasonable detail in Part
            III of this form could not be eliminated without unreasonable effort or expense;

[x]  (b)  The subject annual report, semi-annual report,
            transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
----------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-K, and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.
                              (Attach Extra Sheets if Needed)

The Registrant's inability to file its Form 10-K for the fiscal period ended December 31, 1996 is primarily based on the reasons set forth and described below:

  The Registrant is now finalizing certain transactions which the Registrant believes would be appropriate to report on its Form 10-K. The pendancy of these transactions has resulted in a delay in the prepration of the Form 10-K.

  It is anticipated that the Registrant will have a net loss of approximately $6.6 million, before taxes, for the nine month transition period ending December 31, 1996. However, inasmuch as Registrant's financial statements have not yet been finalized, the estimate of these results may be subject to further adjustment.

PART IV -- OTHER INFORMATION
--------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

      Howard J. Unterberger       (310)           556-1990
      ---------------------       -----           --------
         (Name)                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section
      30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               [x]  Yes       [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [ ]  Yes       [x]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       SEE PART III
                            ------------

                      Cadiz Land Company, Inc.
      --------------------------------------------------------
       (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

      Date:  March 28, 1997
             -------------------------------------

      By:    /s/ Susan K. Chapman
             -------------------------------------
           Susan K. Chapman,
             Chief Financial Officer and Secretary


                        ATTENTION
                             -----------

     Intentional misstatements or omissions of fact constitute
     Federal Criminal Violations (See 18 U.S.C. 1001).